UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

KOPIN CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	0-19882	04-2833935
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

125 North Drive, Westborough, MA	01581-3335
(Address of principal executive offices)	(Zip Code)

Richard A. Sneider, Chief Financial Officer (508) 870-5959

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

    ✓     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, a copy of Kopin Corporation’s Conflict Minerals Report for calendar year 2017 is filed as Exhibit 1.01 hereto and is publicly available on Kopin Corporation’s website at www.ir.kopin.com/investors under “Corporate Governance.”

Item 1.02 Exhibit

See Item 2.01 of this Form.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KOPIN CORPORATION (Registrant)

By:	/s/ Richard Sneider	May 18, 2018
Name: Title:	Richard Sneider Chief Financial Officer	(Date)

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